March 27, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Omthera Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed March 11, 2013 File No. 333-187153

Dear Mr. Riedler:

              This letter is submitted on behalf of Omthera Pharmaceuticals, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on March 11, 2013 (the "Registration Statement"), as set forth in your letter dated March 20, 2013 addressed to Gerald L. Wisler, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (the "Amendment"), which includes changes to reflect responses to the Staff's comments.

              For reference purposes, the text of the Comment Letter has been reproduced herein with response below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

              The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

General

    1.
    We note that you submitted an application for confidential treatment relating to certain of your exhibits on February 25, 2013. Please be advised that any comments to this application will be sent under separate cover.

        RESPONSE: The Company acknowledges the Staff's comment.

Mr. Riedler
United States Securities and Exchange Commission
March 27, 2013

    2.
    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        RESPONSE: The Company acknowledges the Staff's comment and respectfully advises the Staff that, to the extent such written communications are made, the Company will provide the Staff with copies.

Summary Financial Data, page 7

    3.
    Please revise your disclosure here and in other sections of the filing to disclose the amount of the convertible promissory notes issued in February 2013 reflected in the pro forma balance sheets.

        RESPONSE: The Company has revised the disclosure on pages 8, 40 and F-9 of Amendment No. 1 to disclose the amount of the convertible promissory notes reflected in the pro forma balance sheets.

Business
Epanova, page 60

    4.
    We note your response to prior comment 18. Please be more specific in addressing whether you are relying primarily on your subjective assessment of your clinical trials in believing that Epanova can be effective and whether any controversy exists as to any of your hypotheses. Further, please disclose when the market research study you commissioned was completed and elaborate on your statement that "(p)hysicians had a favorable reaction to Epanova after reviewing the product profile, based upon the results of the EVOLVE and ESPRIT clinical trials."

        RESPONSE: The Company has revised the disclosure on page 68 of Amendment No. 1 in response to the Staff's comment to clarify the statements where Epanova's ability to reduce triglycerides and non-HDL-C and improve other lipid parameters were based on the results of clinical trials conducted pursuant to official medical guidelines and using rigorous statistical analyses and do not involve the Company's subjective assessment.

        The Company respectfully advises the Staff that it is not aware of any controversy in the scientific community as to the effects on triglycerides, non-HDL-C and other lipid parameters demonstrated by Epanova in these clinical studies. The Company notes that, as disclosed in various sections of Amendment No. 1, currently-approved prescription omega-3 products for the reduction of triglycerides have been successfully approved and marketed for several years, and the Company believes that the efficacy of these prescription omega-3 products in reducing triglycerides is well established in the scientific community.

Mr. Riedler
United States Securities and Exchange Commission
March 27, 2013

        The Company has revised the disclosure on page 69 of Amendment No. 1 to disclose the date of completion of the market study and to provide more specificity regarding the favorable reaction to Epanova by the physicians surveyed in the market research study.

Notes to Financial Statements
Note 16. Subsequent Events
Convertible Promissory Notes and Warrants, page F-25

    5.
    In a pre-effective amendment, please disclose your analysis of the accounting for the notes and warrants.

        RESPONSE: The Company has revised the disclosure on pages 58 and F-25 in response to the Staff's comment.

              If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1346.

Sincerely,

/s/ Edward A. King

Edward A. King

Enclosures

cc:
Gerald L. Wisler, President and Chief Executive Officer, Omthera Pharmaceuticals, Inc.
Christian S. Schade, Chief Financial Officer, Omthera Pharmaceuticals, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Gregory P. Rodgers, Esq., Latham & Watkins LLP